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June 6th, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Karl Hiller,
Branch Chief

Dear Sirs:

	Re:	Devonshire Resources Ltd.
Form 20-F for Fiscal Year Ended June 30, 2007
Filed January 2, 2008
Commission File No. 0-51236

Thank you for your letter and comments dated March 26, 2008. The corresponding answers to your questions are as follows:

Form 20-F for the Fiscal Year Ended June 30, 2007

Selected Financial Data, page 5

1.	As requested, the information has been updated to reflect the respective data for the fiscal years ended June 30, 2004 and June 30, 2005.

Financial Statements

Audit Opinion

2.

We have received permission from our auditors to include the audit reports for the years ended June 30, 2004 and June 30, 2005 and, accordingly, those audit reports are now included in the Amendment No. 1 to the Form 20-F.

In addition, the audit report has removed reference to the other auditors in the audit opinion and the financial statements have been amended to reflect that the cumulative activity is unaudited.

Note 12 – Subsequent Events, page 20

3.

We confirm that the Notes 1 and 7 have been amended to include reference to a retroactive adjustment to reflect the consolidation of our share capital on the basis of one new common share for every ten existing common shares outstanding.

We have also included a new Note 15 which states that the financial statements for each of the years ended June 30, 2007 and June 30, 2006 and for the period from the date of inception on February 6, 2004 through June 30, 2007 have been restated to retroactively reflect the consolidation of our share capital.

4.

We confirm that the difference in cash and cash equivalents under U.S. GAAP compared to Canadian GAAP to indicate that under U.S. GAAP, proceeds from the sale of flow-through shares are classified as restricted cash until the expenditure actually occurs. Accordingly, cash of $350,000 would be classified as restricted under U.S. GAAP.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Devonshire Resources Ltd.

“Timothy Crowhurst”

By: Timothy Crowhurst,
President & Director